                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)





                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 2 of 15 Pages

--------------------------------------------------------------------------------
    1   Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
    2   Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC Use Only

--------------------------------------------------------------------------------
    4   Source Of Funds

                AF
--------------------------------------------------------------------------------
    5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
    6   Citizenship Or Place Of Organization

                Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned By Each Reporting Person

                24,600,000 (1)
--------------------------------------------------------------------------------
    12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares    [ ]

--------------------------------------------------------------------------------
    13  Percent Of Class Represented By Amount In Row (11)

                61.50%
--------------------------------------------------------------------------------
    14  Type Of Reporting Person

                CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D




CUSIP No. G3921A175                                           Page 3 of 15 Pages

--------------------------------------------------------------------------------
    1    Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Singapore Technologies Pte Ltd
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
    3    SEC Use Only

--------------------------------------------------------------------------------
    4    Source Of Funds

                  WC
--------------------------------------------------------------------------------
    5    Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    Citizenship Or Place Of Organization

                  Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11   Aggregate Amount Beneficially Owned By Each Reporting Person

                  24,600,000 (1)
--------------------------------------------------------------------------------
    12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
    13   Percent Of Class Represented By Amount In Row (11)

                     61.50%
--------------------------------------------------------------------------------
    14      Type Of Reporting Person

                     CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 4 of 15 Pages

--------------------------------------------------------------------------------
    1     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

                   Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only

--------------------------------------------------------------------------------
    4     Source Of Funds

                   AF
--------------------------------------------------------------------------------
    5     Check If Disclosure Of Legal Proceedings Is Required Pursuant To
          Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     Citizenship Or Place Of Organization

                   Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11    Aggregate Amount Beneficially Owned By Each Reporting Person

                   24,600,000 (1)
--------------------------------------------------------------------------------
    12    Check if the Aggregate Amount In Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
    13    Percent Of Class Represented By Amount In Row (11)

                   61.50%
--------------------------------------------------------------------------------
    14    Type Of Reporting Person

                   CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 5 of 15 Pages

--------------------------------------------------------------------------------
    1       Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)

                     STT Communications Ltd
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source Of Funds

                     AF
--------------------------------------------------------------------------------
    5       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
            Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6       Citizenship Or Place Of Organization

                     Singapore
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned By Each Reporting Person

                     24,600,000 (1)
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount In Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
    13      Percent Of Class Represented By Amount In Row (11)

                     61.50%
--------------------------------------------------------------------------------
    14      Type Of Reporting Person

                     CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 6 of 15 Pages

--------------------------------------------------------------------------------
    1    Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STT Crossing Ltd
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC Use Only

--------------------------------------------------------------------------------
    4    Source Of Funds

                  AF
--------------------------------------------------------------------------------
    5    Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    Citizenship Or Place Of Organization

                  Mauritius
--------------------------------------------------------------------------------
                                   7     Sole Voting Power

         NUMBER OF                               0
                                 -----------------------------------------------
          SHARES                   8     Shared Voting Power

       BENEFICIALLY                              24,600,000 (1)
                                 -----------------------------------------------
       OWNED BY EACH               9     Sole Dispositive Power

         REPORTING                               0
                                 -----------------------------------------------
        PERSON WITH               10     Shared Dispositive Power

                                                 24,600,000 (1)
--------------------------------------------------------------------------------
    11   Aggregate Amount Beneficially Owned By Each Reporting Person

                  24,600,000 (1)
--------------------------------------------------------------------------------
    12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
    13   Percent Of Class Represented By Amount In Row (11)

                  61.50%
--------------------------------------------------------------------------------
    14   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                                              Page 7 of 15 Pages


This Amendment No. 1 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission on December 19, 2003 (the "Statement") with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A of the Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to include a new last paragraph as follows:

On January 12, 2004, an affiliate of STT adopted a share option plan pursuant to which options to purchase Common Shares held by the Reporting Persons were granted to certain officers, employees and directors of the Reporting Persons and certain of their affiliates. A total of 800,000 Common Shares held by the Reporting Persons were reserved under the share option plan and options to purchase all 800,000 Common Shares were granted on January 12, 2004. Subject to certain adjustments that may be made in limited circumstances, the options are exercisable at an exercise price of $10.16 per option and vest over a three year period - - 40% on the first anniversary of the grant date and 30% on the second and third anniversaries, respectively, of the grant date. The options have a term of ten years, after which time any unexercised options will terminate. Neither the adoption of the share option plan nor the grant of the options resulted in a change in the Reporting Persons' beneficial ownership of the Common Shares as the Common Shares reserved under the share option plan will continue to be beneficially owned by the Reporting Persons until such time as the Common Shares are transferred upon the exercise of options.

                                                              Page 8 of 15 Pages




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 2004

                                         TEMASEK HOLDINGS (PRIVATE) LIMITED




                                         By    /s/ Jeffrey Chua
                                             -----------------------------------
                                         Name:  Jeffrey Chua
                                         Title: Director, Legal & Secretariat


                                         SINGAPORE TECHNOLOGIES PTE LTD




                                         By   /s/ Chua Su Li
                                            ------------------------------------
                                         Name:  Chua Su Li
                                         Title: Company Secretary


                                         SINGAPORE TECHNOLOGIES TELEMEDIA
                                         PTE LTD




                                         By    /s/ Pek Siok Lan
                                             -----------------------------------
                                         Name:  Pek Siok Lan
                                         Title: Company Secretary


                                         STT COMMUNICATIONS LTD




                                         By    /s/ Pek Siok Lan
                                             -----------------------------------
                                         Name:  Pek Siok Lan
                                         Title: Company Secretary


                                         STT CROSSING LTD




                                         By    /s/ Pek Siok Lan
                                             -----------------------------------
                                         Name:  Pek Siok Lan
                                         Title: Director

                                                              Page 9 of 15 Pages

                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

        Name, Business Address and Positions
                     at Temasek                       Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ----------------------------
S Dhanabalan                                          Chairman, DBS Group Holdings Ltd          Singaporean
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                        Chairman/Managing Director,               Singaporean
1 HarbourFront Place                                  ExxonMobil Asia Pacific Pte.
#06-00 HarbourFront Tower One                         Ltd.
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                        Permanent Secretary, Ministry             Singaporean
100 High Street #10-01                                of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                          Advisor, Temasek Advisory Panel           Singaporean
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                         Deputy Chairman, Fraser & Neave           Singaporean
DBS Building Tower One                                Ltd
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                         Chairman, Singapore Airlines Ltd          Singaporean
1 Kim Seng Promenade
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

                                                            Page 10 of 15 Pages

        Name, Business Address and Positions
                     at Temasek                       Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ----------------------------

Kua Hong Pak                                          Director/Managing Director,               Singaporean
205 Braddell Road                                     ComfortDelgro Corporation
West Wing 5th Floor                                   Limited
Singapore 579701
(Director of Temasek)

Ho Ching                                              Executive Director & CEO,                 Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director & CEO of Temasek)

Ng Kok Song                                           Managing Director (Public                 Singaporean
168 Robinson Road                                     Markets), Government of
#37-01 Capital Tower                                  Singapore Investment
Singapore 068912                                      Corporation Private Limited
(Director of Temasek)

Gan Chee Yen                                          Managing Director, Finance,               Singaporean
60B Orchard Road #06-18 Tower 2                       Temasek
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

        Name, Business Address and Positions
                      at STPL                         Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ---------------------------
Teo Ming Kian                                         Chairman, Economic Development            Singaporean
Economic Development Board                            Board of Singapore
250 North Bridge Road #25-00
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                              Executive Director & CEO,                 Singaporean
Temasek Holdings (Private) Limited                    Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

                                                            Page 11 of 15 Pages

        Name, Business Address and Positions
                      at STPL                         Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ---------------------------
Gan Chee Yen                                          Managing Director, Finance,               Singaporean
Temasek Holdings (Private) Limited                    Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Peter Seah Lim Huat                                   President & CEO, STPL                     Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                        Managing Director & Chief                 Singaporean
Singapore Technologies Pte Ltd                        Operating Officer, STPL and Dy
51 Cuppage Road #09-01                                Chairman/ CEO, Green Dot
StarHub Centre                                        Capital Pte Ltd
Singapore 229469
(Director, Managing Director & Chief
Operating Officer of STPL)

Davinder Singh s/o Amar Singh                         Managing Partner, Drew & Napier           Singaporean
Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                         Deputy Chairman & CEO, SembCorp           Singaporean
SembCorp Industries Ltd.                              Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                         Director                                  Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                           Group Chief Financial Officer,            Singaporean
51 Cuppage Road #09-01                                STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

                                                            Page 12 of 15 Pages


The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

        Name, Business Address and Positions
                       at STT                         Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ----------------------------
Tan Guong Ching                                       Permanent Secretary, Ministry             Singaporean
New Phoenix Park                                      of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director of STT)

Lee Theng Kiat                                        President & CEO, STT and STT              Singaporean
51 Cuppage Road #10-11/17                             Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT)

Sum Soon Lim                                          Corporate Adviser                         Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                              Corporate Adviser                         Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                        Corporate Adviser                         Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT)

Tay Siew Choon                                        Managing Director & Chief                 Singaporean
51 Cuppage Road #09-01                                Operating Officer, STPL and Dy
StarHub Centre                                        Chairman/CEO, Green Dot Capital
Singapore 229469                                      Pte Ltd
(Director of STT)

Pek Siok Lan                                          Senior Vice President, Legal &            Singaporean
51 Cuppage Road #10-11/17                             General Counsel, STT and STT
StarHub Centre                                        Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                                Chief Financial Officer,                    Belgian
51 Cuppage Road #10-11/17                             STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

                                                            Page 13 of 15 Pages

        Name, Business Address and Positions
                       at STT                         Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ----------------------------
Gita Wirjawan                                         Senior Vice-President,                     Indonesian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT and STT Comm
Singapore 229469
(Senior Vice-President, International Business
Development of STT)

Kek Soon Eng                                          Senior Vice-President,                    Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT and STT Comm
Singapore 229469
(Senior Vice-President, Management of Investee
Companies of STT)



The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

        Name, Business Address and Positions
                    at STT Comm                       Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ---------------------------
Tan Guong Ching                                       Permanent Secretary, Ministry             Singaporean
New Phoenix Park                                      of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman & Director of STT Comm)

Lee Theng Kiat                                        President & CEO, STT and STT              Singaporean
51 Cuppage Road #10-11/17                             Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT Comm)

Sum Soon Lim                                          Corporate Advisor                         Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                              Corporate Adviser                         Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

                                                            Page 14 of 15 Pages

        Name, Business Address and Positions
                    at STT Comm                       Present Principal Occupation              Citizenship
----------------------------------------------------  ---------------------------------  ---------------------------

Lim Ming Seong                                        Corporate Adviser                         Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT Comm)

Tay Siew Choon                                        Managing Director & Chief                 Singaporean
51 Cuppage Road #09-01                                Operating Officer, STPL and Dy
StarHub Centre                                        Chairman/CEO, Green Dot Capital
Singapore 229469                                      Pte Ltd
(Director of STT Comm)

Pek Siok Lan                                          Senior Vice President, Legal &            Singaporean
51 Cuppage Road #10-11/17                             General Counsel, STT and STT
StarHub Centre                                        Comm
Singapore 229469
(Company Secretary of STT Comm)

Sio Tat Hiang                                         Executive Vice President, STT             Singaporean
51 Cuppage Road #10-11/17                             and STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                Chief Financial Officer,                    Belgian
51 Cuppage Road #10-11/17                             STT and STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Gita Wirjawan                                         Senior Vice-President,                    Indonesian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT and STT Comm
Singapore 229469
(Senior Vice-President, International Business
Development of STT Comm)

Kek Soon Eng                                          Senior Vice-President,                    Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT and STT Comm
Singapore 229469
(Senior Vice-President, Management of Investee
Companies of STT Comm)


                                                            Page 15 of 15 Pages

The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):

       Name, Business Address and Positions
                  at STT Crossing                    Present Principal Occupation              Citizenship
---------------------------------------------------  -----------------------------------  --------------------------
Uday Kumar Gujadhur                                  Chartered Accountant                        Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Yuvraj Kumar Juwaheer                                Chartered Secretary                         Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Lee Theng Kiat                                       President & CEO, STT and STT Comm          Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Jean F.H.P. Mandeville                               Chief Financial Officer, STT and             Belgian
51 Cuppage Road #10-11/17                            STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Pek Siok Lan                                         Senior Vice President, Legal &             Singaporean
51 Cuppage Road #10-11/17                            General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)
